SOLAS AERIAL
SERVICES
REFORMING AGRICULTURE, ONE FARMER AT A TIME

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oduced or circulated without
he consent of Solas Aerial
vices LLC. If you are not the
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s documentation in any way.
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ect to the purchase or sale of
any security.



sion

ion of Solas Aerial Services is to help Alabama's farmers healthy crops to maximize profits at harvest.

erial Services will offer farmers precision agricultural through crop surveillance, cover crop spraying, and spraying using the latest agricultural drone technology.

using a scalpel instead of a butcher knife to solve farm blems.



rket Opportunity

this growing season, farmers need to apply chemical uch as pesticides, herbicides and fertilizers to maximize ld.

of these inputs has risen significantly due to supply chain aused by the pandemic, the conflict in Ukraine, oil price s, and increasing demand for food driven by the rapidly population.

bal agriculture drones and robot’s market is expected to 30.08 billion by 2026, with a compound annual growth GR) of 22.3% during the forecast period 2021-2026

erial Solutions will offer low-cost solutions by saving on y gathering plant health data using special imagery which e exact location of the stressed plants, and only applies ts only where they are needed.



e Problem

face many challenges throughout the growing seasons educe their yields and profits. Over or under irrigation, estations, plant disease, and undernutrition are just a he variables that can reduce harvest yields. The rising nitrogen and other farming inputs is also affecting the lity of some farms.

rent Solutions

he most common ways farmers identify problem areas lking through their fields and spot-checking their crops time-consuming and not comprehensive. With a lot of ns, farmers partially identify irrigation issues, major stations, and major plant malnutrition. But many other that crops routinely experience cannot be seen with d eye and reduces the farmer's bottom line at harvest.


SOLAS

duct/Service

erial Services will provide precision aerial agricultural s for the farming industry.

l be collected using multi-spectral light sensors loaded e platforms. The raw data will be processed using l software tools to aggregate the images and data o reveal plant health or ailments.

e detailed report, Solas Aerial Services will then take ction to treat with pesticides, fertilizer, nutrients, or riching actions to maximize yields.



duct/Service



Multi-Spectral Imagery is collected.



Shape file is uploaded into spraying drone covering only the stressed parts of the field.



Why spray the whole field when only certain areas are affected? Save time and money with targeted spot treatment.

rketing & Growth ategy



County	Total Number of Farms
Madison	1,021
Jackson	1,355
Marshall	1,444
Limestone	1,156
Total	4,976

Aerial Services will initially target smaller farms in on, Jackson, Marshall, and Limestone Counties, whose al producers have military service, are new, beginning, Black or African-American, or between the ages of 25 , or primarily grow corn, cotton, soybeans, or wheat.



rketing & Growth
ategy

	Madison County	Jackson County	Marshall County	Limestone County	Total
Farms	1,021	1,355	1,444	1,156	4,976
f Sales:					
00	516	567	578	451	2,112
99	110	165	219	142	636
99	110	175	214	169	668
999	**129**	**195**	**158**	**146**	**628**
9,999	**44**	**113**	**79**	**63**	**299**
9,999	23	35	30	51	139
lore	89	105	166	134	494
rs:					
Principal Producer with Military Service	**246**	**208**	**265**	**258**	**977**
New and Beginning Principal Producer	**278**	**424**	**429**	**334**	**1,465**
Young Principal Producer	**48**	**115**	**125**	**109**	**397**
Black or African-American Principal Producer	**84**	**3**	**-**	**47**	**134**
emale Principal Producer	379	451	563	374	1,767
Male Principal Producer	892	1,271	1,317	1,058	4,538
s	**26**	**40**	**25**	**24**	**115**
	83	**150**	**149**	**126**	**508**
	209	**323**	**258**	**236**	**1,026**
	303	416	516	289	1,524
	444	632	613	569	2,258
	425	484	575	416	1,900
over	191	186	221	233	831
	79	**57**	**35**	**49**	**220**
	54	**12**	**1**	**51**	**118**
	106	**93**	**36**	**143**	**378**
in, All	**67**	**13**	**2**	**26**	**108**

Source: United States Department of Agriculture, National Agricultural Statistics Service, 2017 Census of Agriculture



venue Model

mary customers will be farmers, crop consultants,
m input companies.

Service	Price
e Plant Intelligence Package	$475/hour
op Application	$300/hour
nagery Package	$20/acre
nd Near-IR Imagery Package	$30/acre



m

  

ounts is a retired Marine Raider with 20 years of
ce in special operations and is an MBA graduate from
University. Aaron has employed military Unmanned
stems in combat environments throughout his military
eeing how effective these platforms have been in the
ational defense, Aaron is passionate to leverage drone
gy in the agricultural industry. Aaron is an FAA-certified
pilot under Part 107 and has been flying drones
nally for years. Having served in multiple leadership
s in combat environments, he is ready to take on the
es of entrepreneurship.


SOLAS

m

hylio

rial Services intends to employ drones and technology
l by Hylio, a Texas-based company that manufactures
to deliver ag inputs in the field precisely when and
hey are needed. Hylio creates crop-spraying drone
that are extremely easy to use, and they are reliable.
on is to make farming easier and more successful for
e.

e proudly American-owned and operated with training
porting their customers as their top priority.



m


AG-122

KEY SPECIFICATIONS

5.2	UP TO 30	UP TO 35
Gallon tanks (2 x 2.6 Gallons)	foot swath width	acres/hr @ 1 GPA Rate



BUILT FOR HEAVY-DUTY WORK

The AG-122 is one of the largest drones in our lineup. It features hot-swappable tanks thats perfect for industrial-scale applications. The AG-122 is built to handle the most intensive applications.



npetition

re six commercial drone companies in the greater e Alabama area with none of them offering agricultural such as crop health studies and crop spraying. They are o manned aerial crop dusters in northern Alabama or lication of products via ground equipment. Flying nstead of expensive manned aircraft can reduce costs armer and produce better results due to plant health hich drives the target application of products thus ; product waste and gaining better yields. Ground application can reduce yields by soil compaction and g crops. This is alleviated by drone application.



mpetition

s	Website	Location	Services	Notes
	www.chadovercast.com	Madison, AL	Weddings, special events, and maternity	Limited offerings
	www.danielldrone.com	Huntsville, AL	Real estate, construction, mapping, and 3D modeling	Very comprehensive and professional No agricultural work
	www.dronebearphoto.com	Madison, AL	Drone & DSLR Photography	Not very active
tion	www.launchhsv.com	Huntsville, AL	Real estate, construction, mapping, and 3D modeling	Very comprehensive and professional No agricultural work
ial	www.rocketcityapv.com	Huntsville, AL	Real estate and stock photos	Limited offerings
	www.sellersphoto.com	Huntsville, AL	Construction, transport, and development	Mix of manned and UAS offerings

he above commercial drone companies in the greater Huntsville area list their pricing on their website.



eline/Traction

per	Part se
February 2022	Complete Business Plan and Begin Building Website
March 2022	Complete Flight Training
May 2022	Launch Regulation Crowdfunding Campaign
August 2022	Purchase Hylio AG-122 Spraying Drone and Deploy Software
September 2022	Additional Equipment Purchases
2023	Consider Business Scaling Options

projected timeline and dates are estimates only and may change.



estment Proposal

rial Solutions is seeking to raise up to $100,000 through ation Crowdfunding Campaign that will provide an nity for investors to earn returns based on the terms of ots Revenue Share Agreement.

	2022	2023	2024	2025	2026
	$106,500	$253,500	$275,375	$302,125	$302,875
ses	$90,506	$194,812	$200,375	$204,612	$207,650
ns	$15,994	$58,688	$75,000	$97,513	$95,225
pense)	($11,432)	($24,659)	($25,631)	($26,820)	($26,853)
	$4,562	$34,029	$49,369	$70,693	$68,372

Use of Funds		
Description	**At Target Amount**	**At Maximum Amount**
oceeds	$40,000	$100,000
fering Expenses	($3,200)	($8,000)
eeds	$36,800	$92,000
et Proceeds		
e of drone kit	$34,080	$34,080
e of drone accessories	$0	$10,269
Capital	$2,720	$47,651
e of Funds	$36,800	$92,000



SOLAS AERIAL

SERVICES

REFORMING AGRICULTURE, ONE FARMER AT A TIME